                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          GIGA INFORMATION GROUP, INC.
                            (NAME OF SUBJECT COMPANY)

                            ------------------------

                          GIGA INFORMATION GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                    37517M109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 JOHN F. ANDREWS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          GIGA INFORMATION GROUP, INC.
                                 139 MAIN STREET
                         CAMBRIDGE, MASSACHUSETTS 02142
                                 (617) 577-4900
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                    ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                 WITH A COPY TO:

                              STEVEN M. PECK, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                               101 FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes thereto, this "Statement") filed with the Securities and Exchange Commission on January 27, 2003 by Giga Information Group, Inc., a Delaware corporation (the "Company"). The Statement relates to a tender offer by Whitcomb Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Forrester Research, Inc., a Delaware corporation ("Parent") to purchase all the outstanding shares of common stock, $0.001 par value per share (the "Shares") of the Company, together with the associated rights to purchase Series A Junior Preferred Stock, $0.001 par value per share, issued pursuant to the Rights Agreement dated as of February 18, 2000 between the Company and American Stock Transfer & Trust Co., at a purchase price of $4.75 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the related offer to purchase dated January 27, 2003 (the "Offer to Purchase"), and in the related letter of transmittal. Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     Item 4 is hereby amended as follows:

     1. The first sentence of the paragraph under the caption "Recommendation of the Board" on page 4 of the Statement is hereby amended and restated to read in its entirety as follows:

          "The Board of Directors (the "Board" or the "Board of Directors") of the Company, at a meeting held on January 20, 2003, by unanimous vote approved, adopted and declared advisable and fair, from a financial point of view, the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, approved the acquisition of the Shares by Purchaser pursuant to the Offer and the other transactions contemplated by the Merger Agreement and exempted the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Tender Agreements from the restrictions of Section 203 of the DGCL and the Rights Agreement."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated: February 21, 2003

                                          GIGA INFORMATION GROUP, INC.


                                          By: /s/ John F. Andrews
                                              ---------------------------------
                                              Name:  John F. Andrews
                                              Title: President and
                                                     Chief Executive Officer





                                        3